Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the fourth quarter of 2012 and the year ended December 31, 2012, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter of 2012 and the year ended December 31, 2012.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K, the unaudited interim consolidated financial statements and related notes for the third quarter of 2012 and nine months ended September 30, 2012, contained in TOTAL’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2012, and with the information, including the audited financial statements and related notes, for the year ended December 31, 2011, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012, as amended on March 27, 2012.

•             KEY FIGURES AND CONSOLIDATED ACCOUNTS OF TOTAL*

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros except earnings per share and number of shares	2012	2011	2012 vs 2011
49,868	49,890	47,492	+5%	Sales	200,061	184,693	+8%
				Adjusted net operating income from business segments**
2,679	2,891	2,852	-6%	• Upstream	11,186	10,602	+6%
406	564	35	x12	• Refining & Chemicals	1,414	848	+67%
273	243	162	+69%	• Marketing & Services	837	813	+3%
1.05	1.35	1.01	+4%	Fully-diluted earnings per share (euros)	4.72	5.44	-13%
2,270	2,268	2,264	—	Fully-diluted weighted-average shares (millions)	2,267	2,257	—
2,381	3,066	2,290	+4%	Net income (Group share)	10,694	12,276	-13%
6,623	5,416	7,367	-10%	Investments***	22,943	24,541	-7%
1,566	1,635	1,495	+5%	Divestments	5,871	8,578	-32%
5,057	3,781	5,872	-14%	Net investments	17,072	15,963	+7%
5,865	5,163	2,794	x2	Cash flow from operations	22,462	19,536	+15%

*                 Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**          For a discussion of the segment reorganizations effective as of January 1, 2012 and July 1, 2012, see “Analysis of business segments” below.

***   Including acquisitions.

•         FOURTH QUARTER 2012 RESULTS

•                  Sales

In the fourth quarter 2012, the Brent price averaged 110.1 $/b, an increase of 1% compared to the fourth quarter 2011 and the third quarter 2012. The European refining margin indicator (ERMI) averaged $33.9/t for the fourth quarter 2012, compared to $15.1/t for the fourth quarter 2011 and $51.0/t for the third quarter 2012.

The euro-dollar exchange rate averaged $1.30/€ in the fourth quarter 2012, compared to $1.35/€ in the fourth quarter 2011 and $1.25/€ in the third quarter 2012.

In this environment, sales were €49,868 million in the fourth quarter 2012, an increase of 5% compared to €47,492 million in the fourth quarter 2011 and stable compared to the third quarter 2012.

•                  Net income

Net income (Group share) in the fourth quarter 2012 increased by 4% to €2,381 million from €2,290 million in the fourth quarter 2011, mainly due to the increased results of the Refining & Chemicals segment and, to a lesser extent, the Marketing & Services segment mitigated by the impact of the after-tax inventory valuation effect. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €312 million in the fourth quarter 2012, primarily as a result of the decrease in the price of Brent during the period, and a positive impact of €49 million in the fourth quarter 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €10 million in the fourth quarter 2012 and a positive impact of €20 million in the fourth quarter 2011. Special items had a negative impact on net income (Group share) of €398 million in the fourth quarter 2012, comprised essentially of an impairment of chemicals assets in Europe, a reserve for the restoration of the Lacq site in

France where activities will be shut-down and a provision for abandonment costs relating to Elgin in the UK, which were partially offset by gains on the sale of Upstream assets in Colombia. Special items had a negative impact on net income (Group share) of €504 million in the fourth quarter 2011, comprised essentially of impairments on European refining and renewable energy assets, partially offset by the gain on the sale of the Gassled pipeline in Norway.

Fully-diluted earnings per share, based on 2,270 million fully-diluted weighted-average shares, was €1.05 in the fourth quarter 2012 compared to €1.01 in the fourth quarter 2011, an increase of 4%.

•                  Investments — divestments(1)

Investments, excluding acquisitions of €578 million and including the change in non-current loans of negative €181 million, in the fourth quarter 2012 were €5.4 billion compared to €5.2 billion in the fourth quarter 2011.

Acquisitions were €578 million in the fourth quarter 2012, comprised essentially of the acquisition of exploration licenses in Iraq, Bulgaria, Kazakhstan and Yemen, the acquisition of Upstream assets in Norway, and a carry agreement in the Utica shale gas and condensates field in the United States. Acquisitions were €1,858 million in the fourth quarter 2011.

Asset sales in the fourth quarter 2012 were €881 million, including mainly the sale of the Upstream affiliate in Colombia, Upstream assets in the UK, Nigeria and Norway, and the Group’s interest in the French company Geostock. Asset sales were €1,211 million in the fourth quarter 2011.

Net investments(2) in the fourth quarter 2012 were €5.1 billion compared to €5.9 billion in the fourth quarter 2011.

•                  Cash flow

Cash flow from operating activities in the fourth quarter 2012 was €5,865 million compared to €2,794 million in the fourth quarter 2011. This increase of more than 100% is explained essentially by lower working capital requirements, noting that the fourth quarter 2011 was impacted by a significant increase in working capital requirements at year-end. Cash flow from operating activities was affected by the impact of changes in oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow(3) in the fourth quarter 2012 was positive €808 million compared to negative €3,078 million in the fourth quarter 2011, due to a significant increase in cash flow from operations and lower net investments compared to those in the fourth quarter 2011.

•             RESULTS FOR THE FULL YEAR 2012

•                  Sales

On average, the oil market environment was stable compared to the previous year. For 2012, the average Brent price remained around $111.7/b and the average realized price of gas for the Group increased by 3% to $6.74/Mbtu, compared to $6.53/Mbtu in 2011. In the Downstream, the ERMI increased to $36.0/t on average for 2012, compared to $17.4/t in 2011.

The euro-dollar exchange rate averaged $1.28/€ in 2012 compared to $1.39/€ in 2011.

In this environment, sales in 2012 were €200,061 million, an increase of 8% compared to €184,693 million for 2011.

•                  Net income

Net income (Group share) in 2012 decreased by 13% to €10,694 million from €12,276 million in 2011, mainly due to the impacts of the after-tax inventory valuation effect and special items. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €157 million in 2012, and a positive impact of €834 million in 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €7 million in 2012 and a positive impact of €32 million in 2011. Special items had a negative impact on net income (Group share) of €1,503 million in 2012, comprised essentially of an impairment of assets in the Barnett in the United States (€737 million), provisions for abandonment costs relating to Elgin in the UK (€217 million), a one-off tax of 4% on petroleum stocks in France (€158 million), an impairment of chemicals assets in Europe (€178 million) and a provision related to the progress of discussions between the Department of Justice, the SEC and TOTAL to resolve issues arising from an investigation concerning gas contracts awarded in Iran in the 1990s (€316 million, or

(1)   Detail shown on page 13 of this exhibit.

(2)   Net investments = investments including acquisitions and changes in non-current loans — asset sales.

(3)   Net cash flow = cash flow from operations — net investments.

$398 million), as described in TOTAL’s Annual Reports on Form 20-F and Form 6-K filed with the SEC on August 1, 2012, which were partially offset by gains on asset sales (€581 million). Special items had a negative impact on net income (Group share) of €14 million in the fourth quarter 2011, comprised mainly of €1,014 million of impairments and €1,538 million of gains on asset sales.

On December 31, 2012, there were 2,270.4 million fully-diluted shares compared to 2,263.8 million on December 31, 2011.

Fully-diluted earnings per share, based on 2,267 million weighted-average shares, was €4.72 in 2012 compared to €5.44 in 2011, a decrease of 13%.

•                  Investments — divestments(4)

Investments, excluding acquisitions of €3.1 billion and including the change in non-current loans of €664 million, in 2012 were €18.5 billion compared to €14.8 billion in 2011, due to an increase in investments relating to new Upstream projects under development.

Acquisitions in 2012 were €3.1billion, comprised essentially of the acquisition of interests in exploration and production licenses in Uganda, an additional 1.3% stake in Novatek, various exploration licenses, the minority interest in Fina Antwerp Olefins and the carry agreement in the Utica shale gas and condensates field in the United States. Acquisitions were €8.8 billion in 2011.

Asset sales in 2012 were €4.6 billion, comprised essentially of sales of the remainder of the Group’s shares of Sanofi, a stake in the Gassled pipeline in Norway, Upstream assets in Nigeria, the UK, Colombia and France, as well as interests in Pec-Rhin and Geostock in France and in Composites One in the United States. Asset sales in 2011 were €7.7 billion.

Net investments in 2012 were €17.1 billion compared to €16.0 billion in 2011.

•                  Cash flow

Cash flow from operating activities in 2012 was €22,462 million compared to €19,536 million in 2011, an increase of 15% compared to 2011, essentially due to the change in working capital requirements between the two periods. Cash flow from operating activities was affected by the impact of changes in oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow in 2012 was €5,390 million compared to €3,573 million in 2011, reflecting mainly a favorable evolution in working capital requirements partially offset by a higher level of net investments.

The net-debt-to-equity ratio on December 31, 2012 was 21.4%, compared to 23.0% on December 31, 2011.(5)

•             ANALYSIS OF BUSINESS SEGMENT RESULTS

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012), which is dedicated to worldwide supply and marketing activities in the oil products field. A further reorganization of the Group’s Upstream and Marketing & Services segments became effective as of July 1, 2012, with the Upstream segment now consisting of the activities of Gas & Power in addition to the exploration and production of hydrocarbons, and the Marketing & Services segment now consisting of the activities of New Energies in addition to the Group’s worldwide businesses of supplying and marketing petroleum products. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the

(4)   Detail shown on page 13 of this exhibit.

(5)   Detail shown on page 13 of this exhibit.

historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Supply segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 24-30 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

•                  Upstream segment

•            Environment — liquids and gas price realizations*

4Q12	3Q12	4Q11	4Q12 vs 4Q11		2012	2011	2012 vs 2011
110.1	109.5	109.3	+1%	Brent $(/b)	111.7	111.3	—
106.4	107.6	104.3	+2%	Average liquids price $(/b)	107.7	105.0	+3%
6.94	6.00	6.79	+2%	Average gas price $(/Mbtu)	6.74	6.53	+3%
77.0	75.8	75.9	+1%	Average hydrocarbons price $(/boe)	77.3	74.9	+3%

*            Consolidated subsidiaries, excluding fixed margins. Effective first quarter 2012, over/under-lifting valued at market prices.

•            Production

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Hydrocarbon production	2012	2011	2012 vs 2011
2,293	2,272	2,384	-4%	Combined production (kboe/d)	2,300	2,346	-2%
1,206	1,225	1,237	-3%	• Liquids (kb/d)	1,220	1,226	—
5,897	5,680	6,201	-5%	• Gas (Mcf/d)	5,880	6,098	-4%

Hydrocarbon production in the fourth quarter 2012 was 2,293 thousand barrels of oil equivalent per day (kboe/d), a decrease of 4% compared to the fourth quarter 2011, essentially as a result of:

•      +4.5% for start-ups and ramp-ups from new projects;

•                  -3.5% for normal decline and turnarounds;

•                  -3% for the incident at Elgin in the UK North Sea and flooding in Nigeria; and

•                  -2% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya.

For the full year 2012, hydrocarbon production was 2,300 kboe/d, a decrease of 2% compared to 2011, essentially as a result of:

•                  +4.5% for start-ups and ramp-ups from new projects;

•                  -4% for normal decline;

•                  +1.5% for changes in the portfolio, comprised essentially of an increased share of Novatek production and the impact of the sale of CEPSA and assets in the UK, France, Nigeria and Cameroon;

•                  -2% for incidents at Elgin in the UK North Sea and Ibewa in Nigeria;

•                  -1.5% for disruptions related to security conditions in Yemen and the production shut-down in Syria, net of the positive effect of the return of production in Libya; and

•                  -0.5% for the price effect(6).

•            Reserves

Year-end reserves	2012	2011	2012 vs 2011
Hydrocarbon reserves (Mboe)	11,368	11,423	—
• Liquids (Mb)	5,686	5,784	-2%
• Gas (Bcf)	30,877	30,717	+1%

Proved reserves based on SEC rules (based on Brent at $111.13/b) were 11,368 Mboe at December 31, 2012. Based on the 2012 average rate of production, the reserve life is more than thirteen years.

•            Results

As described under “Analysis of business segment results” above, beginning on July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported within the Marketing & Services segment. As a result, certain information has been restated according to the new organization.

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros	2012	2011	2012 vs 2011
5,988	5,001	6,132	-2%	Non-Group sales	22,143	22,211	—
4,411	4,398	6,134	-28%	Operating income	20,313	22,579	-10%
624	1,139	(30)	n/a	Adjustments affecting operating income	1,795	30	x60
5,035	5,537	6,104	-18%	Adjusted operating income*	22,108	22,609	-2%
2,679	2,891	2,852	-6%	Adjusted net operating income*	11,186	10,602	+6%
350	578	488	-28%	• Includes adjusted income from equity affiliates	1,856	1,704	+9%
5,518	4,567	6,134	-10%	Investments	19,618	20,662	-5%
1,415	401	399	x4	Divestments	2,798	2,591	+8%
4,429	3,457	3,547	+25%	Cash flow from operating activities	18,950	17,044	+11%

*            Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income from the Upstream segment in the fourth quarter 2012 was €2,679 million compared to €2,852 million in the fourth quarter 2011, a decrease of 6% explained principally by a decrease in production between the two periods, higher exploration expenses in the fourth quarter 2012 and the positive impact in the fourth quarter 2011 of valuing overlifting/underlifting positions at market prices.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on Upstream adjusted net operating income in the fourth quarter 2012 of €88 million, consisting essentially of a reserve for the restoration of the Lacq site where activities will be shut-down and a provision for abandonment costs relating to Elgin in the UK partially offset by gains on the sale of Upstream assets in Colombia, and a negative impact in the fourth quarter 2011 of €273 million, consisting essentially of a gain on the sale of the Gassled pipeline in Norway.

The effective tax rate for the Upstream segment in the fourth quarter 2012 was 54.8% compared to 59.9% in the fourth quarter 2011.  This decrease was due to portfolio mix effect and certain cyclical elements in the fourth quarter 2012, including year-end tax adjustments relating to the exchange of assets in Norway and the reversal of a non-deductible loss.

For the full year 2012, adjusted net operating income from the Upstream segment was €11,186 million compared to €10,602 million in 2011, an increase of 6% essentially due to the more favorable euro/dollar exchange rate and the decrease in the effective tax rate for the Upstream segment partially mitigated by the decrease in hydrocarbon production and increased technical costs.

The effective tax rate in 2012 for the Upstream segment was 58.3%, compared to 60.4% in 2011.

(6)   The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

Technical costs for consolidated subsidiaries, in accordance with ASC 932(7), were $22.8/boe in 2012 compared to $18.9/boe in 2011, mainly due to increased depreciations of tangible assets relating to Pazflor, Halfaya, and Usan, as well as increased exploration expenses.

The return on average capital employed (ROACE(8)) for the Upstream segment was 18% for the full year 2012 compared to 21% for the full year 2011.

•                  Refining & Chemicals segment

•           Refinery throughput and utilization rates*

4Q12	3Q12	4Q11	4Q12 vs 4Q11		2012	2011	2012 vs 2011
1,648	1,790	1,674	-2%	Total refinery throughput (kb/d)	1,786	1,863	-4%
532	653	742	-28%	• France	657	732	-10%
847	864	714	+19%	• Rest of Europe	866	885	-2%
269	273	218	+23%	• Rest of world	263	246	+7%
				Utilization rates**
76%	82%	77%		• Based on crude only	82%	78%
79%	86%	79%		• Based on crude and other feedstock	86%	83%

*            Includes share of CEPSA through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**     Based on distillation capacity at the beginning of the year.

In the fourth quarter 2012, refinery throughput decreased by 2% compared to the fourth quarter 2011. This decrease was essentially due to the temporary shut-down of the Normandy refinery in connection with the upgrading project during the entire quarter and the closure of the Rome refinery at the end of the third quarter 2012, the effects of which were largely offset by higher throughput, compared to the fourth quarter 2011, at the Group’s other European refineries and at the Port Arthur refinery in the United States.

In 2012, refinery throughput decreased by 4% compared to 2011, reflecting essentially the portfolio effect relating to the sale of the Group’s interest in CEPSA at the end of July 2011 and the closure of the Rome refinery at the end of the third quarter 2012. Excluding these portfolio effects, throughput increased by 4% due to increased availability of the Group’s refineries.

As in 2011, 2012 was marked by higher levels of planned maintenance at European refineries, in particular the temporary shut-down of the Normandy refinery during the upgrading project at the end of 2012, as well as scheduled maintenance at the Provence and Feyzin refineries.

•           Results

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros (except ERMI refining margins)	2012	2011	2012 vs 2011
33.9	51.0	15.1	x2.2	European refining margin indicator - ERMI $(/t)	36.0	17.4	x2.1%
22,169	23,260	19,405	+14%	Non-Group sales	91,117	77,146	+18%
(92)	1,237	(593)	n/a	Operating income	1,108	760	+46%
541	(591)	467	+16%	Adjustments affecting operating income	405	(147)	n/a
449	646	(126)	n/a	Adjusted operating income*	1,513	613	x2.5
406	564	35	x12	Adjusted net operating income*	1,414	848	+67%
94	102	75	+25%	• Contribution of Specialty chemicals**	384	423	-9%
573	441	624	-8%	Investments	1,944	1,910	+2%
101	55	58	+74%	Divestments	304	2,509	-88%
502	1,036	(649)	n/a	Cash flow from operating activities	2,127	2,146	-1%

*            Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

**     Made up of Hutchinson, Bostik and Atotech, and including coatings and photocure resins until they were sold in July 2011.

(7)              FASB Accounting Standards Codification Topic 932, Extractive industries — Oil and Gas.

(8)              Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 14 of this exhibit.

The European refinery margin indicator (ERMI) in the fourth quarter 2012 averaged $33.9/t, nearly double the average of $15.1/t during the fourth quarter 2011. For the full year 2012, the ERMI was $36.0/t, more than double the average during 2011. This increase in 2012 was mainly due to high levels of planned maintenance in the refining sector, particularly in Europe during the 2012 summer.

Adjusted net operating income from the Refining & Chemicals segment in the fourth quarter 2012 was €406 million, compared to €35 million in the fourth quarter 2011. This significant increase was essentially due to improvements in the refining environment between the two periods.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on Refining & Chemicals adjusted net operating income in the fourth quarter 2012 of €236 million and a negative impact in the fourth quarter 2011 of €40 million. The exclusion of special items had a positive impact on Refining & Chemicals adjusted net operating income in the fourth quarter 2012 of €182 million, reflecting mainly an impairment on European chemicals assets, and a positive impact in the fourth quarter 2011 of €321 million, reflecting mainly impairments on European refining assets.

For the full year 2012, adjusted net operating income for the Refining & Chemicals segment was €1,414 million, an increase of 67% compared to €848 million in 2011. This increase was mainly due to the positive effect of improved refining margins in Europe, partially mitigated by the fact that throughput at the Group’s refineries decreased on a global basis by 4% between the two periods, and the petrochemical environment weakened, particularly in Europe and in polymers. The decrease in adjusted net operating income for the Specialty Chemicals is attributable entirely to the sale of the resins business in mid-2011. Excluding this portfolio effect, the adjusted net operating income for the Specialty Chemicals would have increased slightly.

The ROACE for the Refining & Chemicals segment was 9% for 2012, compared to 5% for 2011.

•                  Marketing & Services segment

•           Refined product sales

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Sales in kb/d*	2012	2011	2012 vs 2011
1,123	1,143	1,280	-12%	Europe	1,160	1,455	-20%
583	563	534	+9%	Rest of world	550	532	+3%
1,706	1,706	1,814	-6%	Total Marketing & Services sales	1,710	1,987	-14%

*            Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 12 of this exhibit); includes share of TotalErg and, through July 31, 2011, CEPSA.

In the fourth quarter 2012, sales of Marketing & Services decreased by 6% compared to the fourth quarter 2011, essentially due to the sale of marketing activities in the UK.

For 2012, the decrease in sales of 14% compared to 2011 was almost entirely attributable to the sale of the Group’s interest in CEPSA and the sale of marketing activities in the UK. Excluding these portfolio effects, sales would have decreased by 1% on an annual basis with a notable decrease in Europe (3%) partially offset by increased sales in Asia and the Middle East.

•           Results

As described under “Analysis of business segment results” above, beginning on July 1, 2012, the Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012) includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros	2012	2011	2012 vs 2011
21,699	21,574	21,958	-1%	Non-Group sales	86,614	85,325	+2%
280	301	326	-14%	Operating income	1,068	1,457	-27%
110	56	(41)	n/a	Adjustments affecting operating income	297	(270)	n/a
390	357	285	+37%	Adjusted operating income*	1,365	1,187	+15%
273	243	162	+69%	Adjusted net operating income*	837	813	+3%
14	(6)	(76)	n/a	• Contribution of New Energies	(169)	(197)	n/a
508	383	545	-7%	Investments	1,301	1,834	-29%
46	41	527	-91%	Divestments	152	1,955	-92%
1,024	692	134	x8	Cash flow from operating activities	1,132	541	x2

*            Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Marketing & Services segment sales were €21.7 billion for the fourth quarter 2012, basically stable compared to the fourth quarter 2011.

Adjusted net operating income from the Marketing & Services segment in the fourth quarter 2012 was €273 million, compared to €162 million in the fourth quarter 2011. This increase reflects the improvement in the results of New Energies, largely due to the sale by SunPower of a photovoltaic project in the United States, as the results relating to marketing activities were stable between the two periods.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Marketing & Services segment’s adjusted net operating income in the fourth quarter 2012 of €74 million and a negative impact in the fourth quarter 2011 of €22 million. The exclusion of special items had a positive impact on the Marketing & Services segment’s adjusted net operating income in the fourth quarter 2012 of €125 million and a positive impact in the fourth quarter 2011 of €450 million, both reflecting mainly impairments and restructuring charges in New Energies.

For the full year 2012, Marketing & Services segment sales were €86.6 billion, and increase of 2% compared to €85.3 billion in 2011.

Adjusted net operating income from the Marketing & Services segment was €837 million in 2012, an increase of 3% compared to €813 million in 2011. This increase is explained principally by the improved performance of New Energies. Marketing activities continued to provide stable results despite sales volumes generally decreasing, due to, in particular, improved results from activities in the Asia-Pacific and Eastern European regions.

The ROACE for the Marketing & Services segment was 12% for 2012, compared to 13% for 2011.

•                           Total S.A., parent company accounts and proposed dividend

Net income for Total S.A., the parent company, was €6,520 million in 2012 compared to €9,766 million in 2011.

After closing the 2012 accounts, TOTAL’s Board of Directors decided to propose at the May 17, 2013 Annual Shareholders Meeting a dividend of €2.34 per share for 2012, an increase of approximately 3% compared to the previous year. Taking into account the three 2012 interim dividends, the remaining €0.59 per share would be paid on June 27, 2013(9).

•                           Summary and outlook

To create profitable and sustainable growth, TOTAL aims to invest in value-creating projects and to optimize its portfolio, in particular by divesting non-core assets and subsidiaries with limited growth potential or those in which the Group has a low working interest.

(9)    The ex-dividend date for the remainder of the 2012 dividend would be June 24, 2013; for the ADR (NYSE: TOT) the ex-dividend date would be June 19, 2013.

The net investment budget of TOTAL for 2013 is $22 billion (approximately €17 billion), stable compared to 2011 and 2012. In executing its 2012-14 asset sale program of $15-20 billion (approximately €11-15 billion), the Group sold $6 billion (€4.6 billion) of assets in 2012 and anticipates reaching the low end of its target range by the end of 2013 with the closing of the Usan sale and other divestments already in progress. The organic investment budget for 2013 is $28 billion (approximately €22 billion), more than 80% of which will be dedicated to the Upstream segment, principally for projects scheduled to start-up before 2017 that are anticipated to be highly competitive and profitable.

In the Upstream segment, TOTAL confirms its production growth targets for 2015, 3% per year on average over the period 2011-2015, and for 2017, a potential of 3 Mboe/d, all based on improved visibility. TOTAL is focused on delivering its projects on time and on budget. In 2013, expected production growth should be fueled by 2012 start-ups as well as anticipated 2013 start-ups, including Anguille in Gabon, Angola LNG, Kashagan in Kazakhstan and the extension of OML 58 in Nigeria. In addition, the Group continues to work in cooperation with the UK authorities towards a safe and progressive restart of Elgin-Franklin during the first quarter 2013. Visibility on the Group’s production growth targets will be further enhanced this year by the launch of additional major projects, notably in West Africa.

The exploration budget has been increased to $2.8 billion (approximately €2.1 billion) for 2013, and the high-potential exploration program for 2013 reflects the new dynamic of the Group, with prospects to be drilled in Ivory Coast, Gabon, Kenya and Brazil.

In the Refining & Chemicals segment, the restructuring in progress is expected to yield productivity gains and provide synergies in 2013, and in turn contribute to increased profitability, in line with the objective of a segment ROACE of 13% in 2015. The year 2013 also should be highlighted by the start-up of Jubail in Saudi Arabia. This fully-integrated refinery is expected to have a 400 kb/d capacity for heavy crude and will provide refined products to growth markets like the Middle East and Asia.

The Marketing & Services segment seeks to continue to strengthen its worldwide positions and to capitalize on its ability to respond to its customers’ needs. New Energies will pursue its productivity, development and innovation programs with the goal of increasing its contribution.

The Group confirms its commitment in favor of a competitive policy for returns to shareholders, in keeping with its objective of sustainable growth.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2011.

Operating information by segment

for the fourth quarter and full-year 2012

•                           Upstream

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Combined liquids and gas production by region (kboe/d)	2012	2011	2012 vs 2011
421	361	518	-19%	Europe	427	512	-17%
701	737	693	+1%	Africa	713	659	+8%
482	501	546	-12%	Middle East	493	570	-14%
67	71	67	—	North America	69	67	+3%
175	182	182	-4%	South America	182	188	-3%
227	230	212	+7%	Asia-Pacific	221	231	-4%
220	190	166	+33%	CIS	195	119	+64%
2,293	2,272	2,384	-4%	Total production	2,300	2,346	-2%
624	615	580	+8%	Includes equity affiliates	611	571	+7%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Liquids production by region (kb/d)	2012	2011	2012 vs 2011
185	179	244	-24%	Europe	197	245	-20%
568	587	553	+3%	Africa	574	517	+11%
312	323	304	+3%	Middle East	311	317	-2%
26	25	22	+18%	North America	25	27	-7%
57	56	62	-8%	South America	59	71	-17%
28	28	25	+12%	Asia-Pacific	27	27	—
30	27	27	+11%	CIS	27	22	+23%
1,206	1,225	1,237	-3%	Total production	1,220	1,226	—
307	316	295	+4%	Includes equity affiliates	308	316	-3%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Gas production by region (Mcf/d)	2012	2011	2012 vs 2011
1,270	1,011	1,491	-15%	Europe	1,259	1,453	-13%
654	763	688	-5%	Africa	705	715	-1%
930	971	1,307	-29%	Middle East	990	1,370	-28%
228	260	246	-7%	North America	246	227	+8%
657	650	664	-1%	South America	682	648	+5%
1,127	1,135	1,056	+7%	Asia-Pacific	1,089	1,160	-6%
1,031	890	749	+38%	CIS	909	525	+73%
5,897	5,680	6,201	-5%	Total production	5,880	6,098	-4%
1,712	1,618	1,537	+11%	Includes equity affiliates	1,637	1,383	+18%

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Liquefied natural gas	2012	2011	2012 vs 2011
2.73	2.92	3.15	-13%	LNG sales* (Mt)	11.42	13.19	-13%

* Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

•                           Downstream (Refining & Chemicals and Marketing & Supply)

4Q12	3Q12	4Q11	4Q12 vs 4Q11	Refined product sales by region (kb/d)*	2012	2011	2012 vs 2011
1,964	1,979	2,049	-4%	Europe	2,018	2,281	-12%
413	411	378	+9%	Africa	404	387	+4%
435	535	409	+6%	Americas	480	481	—
531	399	486	+9%	Rest of world	501	490	+2%
3,343	3,324	3,322	+1%	Total consolidated sales	3,403	3,639	-6%
545	539	446	+22%	Includes bulk sales	532	437	+22%
1,092	1,080	1,062	+3%	Includes trading	1,161	1,215	-4%

* Includes share of CEPSA, through July 31, 2011, and of TotalErg.

Investments — Divestments

4Q12	3Q12	4Q11	4Q12 vs 4Q11	in millions of euros	2012	2011	2012 vs 2011
5,360	4,903	5,225	+3%	Investments excluding acquisitions*	18,516	14,828	+25%
380	303	328	+16%	• Capitalized exploration	1,352	1,074	+26%
(181)	455	244	n/a	• Change in non-recurrent loans**	664	339	+96%
578	294	1,858	-69%	Acquisitions	3,142	8,840	-64%
5,938	5,197	7,083	-16%	Investments including acquisitions*	21,658	23,668	-8%
881	1,416	1,211	-27%	Asset sales	4,586	7,705	-40%
5,057	3,781	5,872	-14%	Net investments**	17,072	15,963	+7%

* Includes changes in non-current loans.

** Includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	12/31/2012	09/30/2012	12/31/2011
Current borrowings	11,016	10,647	9,675
Net current financial assets	(1,386)	(1,493)	(533)
Financial assets and liabilities directly associated, classified as held for sale	756	—	—
Non-current financial debt	22,274	24,606	22,557
Hedging instruments of non-current debt	(1,626)	(1,796)	(1,976)
Cash and cash equivalents	(15,469)	(16,833)	(14,025)
Net debt	15,565	15,131	15,698

Shareholders’ equity	72,912	72,789	68,037
Estimated dividend payable	(1,299)	(1,291)	(1,255)
Non-controlling interests	1,281	1,275	1,352
Equity	72,894	72,773	68,134

Net-debt-to-equity ratio	21.4%	20.8%	23.0%

Return on average capital employed

•      Twelve months ended December 31, 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Supply
Adjusted net operating income	11,186	1,414	837
Capital employed at 12/31/2011*	57,331	15,883	6,999
Capital employed at 12/31/2012*	64,413	16,403	7,254
ROACE	18.4%	8.8%	11.7%

* At replacement cost (excluding after-tax inventory effect).

• Twelve months ended September 30, 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Supply
Adjusted net operating income	11,359	1,043	726
Capital employed at 09/30/2011*	49,791	14,692	7,253
Capital employed at 09/30/2012*	63,293	16,413	7,800
ROACE	20.1%	6.7%	9.6%

* At replacement cost (excluding after-tax inventory effect).

• Twelve months ended December 31, 2011

in millions of euros	Upstream	Refining & Chemicals	Marketing & Supply
Adjusted net operating income	10,602	848	813
Capital employed at 12/31/2010*	43,671	17,265	5,909
Capital employed at 12/31/2011*	57,331	15,883	6,999
ROACE	21.0%	5.1%	12.6%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Fourth quarter 2012	1.30	33.9	110.1	106.4	6.94
Third quarter 2012	1.25	51.0	109.5	107.6	6.00
Second quarter 2012	1.28	38.2	108.3	101.6	7.10
First quarter 2012	1.31	20.9	118.6	115.2	7.16
Fourth quarter 2011	1.35	15.1	109.3	104.3	6.79

*                          European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                   1 $/t = 0.136 $/b.

***            Consolidated subsidiaries, excluding fixed margin contracts. Beginning with the first quarter of 2012, includes hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	4th quarter 2012	3rd quarter 2012	4th quarter 2011

Sales	49,868	49,890	47,492
Excise taxes	(4,399)	(4,411)	(4,534)
Revenues from sales	45,469	45,479	42,958

Purchases, net of inventory variation	(31,854)	(30,609)	(29,233)
Other operating expenses	(6,221)	(5,528)	(5,276)
Exploration costs	(504)	(317)	(339)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,413)	(3,246)	(2,416)
Other income	474	474	281
Other expense	(239)	(129)	(838)

Financial interest on debt	(160)	(154)	(156)
Financial income from marketable securities & cash equivalents	33	8	57
Cost of net debt	(127)	(146)	(99)

Other financial income	123	141	91
Other financial expense	(110)	(135)	(102)

Equity in net income (loss) of affiliates	392	641	478

Income taxes	(2,572)	(3,488)	(3,121)
Consolidated net income	2,418	3,137	2,384
Group share	2,381	3,066	2,290
Non-controlling interests	37	71	94
Earnings per share (€)	1.05	1.36	1.02
Fully-diluted earnings per share (€)	1.05	1.35	1.01

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	4th quarter 2012	3rd quarter 2012	4th quarter 2011

Consolidated net income	2,418	3,137	2,384

Other comprehensive income
Currency translation adjustment	(1,000)	(1,007)	1,833
Available for sale financial assets	4	(183)	296
Cash flow hedge	29	33	5
Share of other comprehensive income of associates, net amount	(31)	86	219
Other	2	(2)	2

Tax effect	(9)	37	(108)

Total other comprehensive income (net amount)	(1,005)	(1,036)	2,247

Comprehensive income	1,413	2,101	4,631
- Group share	1,407	2,061	4,478
- Non-controlling interests	6	40	153

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M€) (a)	Year 2012	Year 2011

Sales	200,061	184,693
Excise taxes	(17,762)	(18,143)
Revenues from sales	182,299	166,550

Purchases, net of inventory variation	(126,798)	(113,892)
Other operating expenses	(22,668)	(19,843)
Exploration costs	(1,446)	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,525)	(7,506)
Other income	1,462	1,946
Other expense	(915)	(1,247)

Financial interest on debt	(671)	(713)
Financial income from marketable securities & cash equivalents	100	273
Cost of net debt	(571)	(440)

Other financial income	558	609
Other financial expense	(499)	(429)

Equity in net income (loss) of affiliates	2,010	1,925

Income taxes	(13,066)	(14,073)
Consolidated net income	10,841	12,581
Group share	10,694	12,276
Non-controlling interests	147	305
Earnings per share (€)	4.74	5.46
Fully-diluted earnings per share (€)	4.72	5.44

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M€)	Year 2012	Year 2011

Consolidated net income	10,841	12,581

Other comprehensive income
Currency translation adjustment	(701)	1,498
Available for sale financial assets	(338)	337
Cash flow hedge	65	(84)
Share of other comprehensive income of associates, net amount	160	(15)
Other	(13)	(2)

Tax effect	63	(55)

Total other comprehensive income (net amount)	(764)	1,679

Comprehensive income	10,077	14,260
- Group share	9,969	13,911
- Non-controlling interests	108	349

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	December 31, 2012	September 30, 2012	December 31, 2011
		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	12,858	12,964	12,413
Property, plant and equipment, net	69,332	70,583	64,457
Equity affiliates : investments and loans	13,759	14,413	12,995
Other investments	1,190	1,181	3,674
Hedging instruments of non-current financial debt	1,626	1,796	1,976
Deferred income taxes	1,832	1,612	1,767
Other non-current assets	3,715	3,603	3,104
Total non-current assets	104,312	106,152	100,386

Current assets
Inventories, net	17,397	17,266	18,122
Accounts receivable, net	19,206	20,331	20,049
Other current assets	10,086	11,377	10,767
Current financial assets	1,562	1,726	700
Cash and cash equivalents	15,469	16,833	14,025
Assets classified as held for sale	3,797	—	—
Total current assets	67,517	67,533	63,663
Total assets	171,829	173,685	164,049

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,915	5,915	5,909
Paid-in surplus and retained earnings	71,827	70,703	66,506
Currency translation adjustment	(1,488)	(487)	(988)
Treasury shares	(3,342)	(3,342)	(3,390)
Total shareholders’ equity - Group Share	72,912	72,789	68,037
Non-controlling interests	1,281	1,275	1,352
Total shareholders’ equity	74,193	74,064	69,389

Non-current liabilities
Deferred income taxes	12,785	13,167	12,260
Employee benefits	1,973	1,987	2,232
Provisions and other non-current liabilities	11,585	11,170	10,909
Non-current financial debt	22,274	24,606	22,557
Total non-current liabilities	48,617	50,930	47,958

Current liabilities
Accounts payable	21,648	20,869	22,086
Other creditors and accrued liabilities	14,698	16,942	14,774
Current borrowings	11,016	10,647	9,675
Other current financial liabilities	176	233	167
Liabilities directly associated with the assets classified as held for sale	1,481	—	—
Total current liabilities	49,019	48,691	46,702
Total liabilities and shareholders’ equity	171,829	173,685	164,049

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	4th quarter 2012	3rd quarter 2012	4th quarter 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,418	3,137	2,384
Depreciation, depletion and amortization	2,801	3,413	3,037
Non-current liabilities, valuation allowances and deferred taxes	317	803	505
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(456)	(419)	(73)
Undistributed affiliates’ equity earnings	119	(135)	50
(Increase) decrease in working capital	636	(1,661)	(3,129)
Other changes, net	30	25	20
Cash flow from operating activities	5,865	5,163	2,794

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,038)	(4,512)	(5,559)
Acquisitions of subsidiaries, net of cash acquired	8	(74)	(45)
Investments in equity affiliates and other securities	(89)	(156)	(1,235)
Increase in non-current loans	(504)	(674)	(528)
Total expenditures	(6,623)	(5,416)	(7,367)
Proceeds from disposal of intangible assets and property, plant and equipment	482	274	600
Proceeds from disposal of subsidiaries, net of cash sold	317	1	5
Proceeds from disposal of non-current investments	82	1,141	606
Repayment of non-current loans	685	219	284
Total divestments	1,566	1,635	1,495
Cash flow used in investing activities	(5,057)	(3,781)	(5,872)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
-Parent company shareholders	—	1	—
-Treasury shares	—	(68)	—
Dividends paid:
-Parent company shareholders	(1,332)	(1,282)	(1,285)
-Non-controlling interests	(4)	(2)	(75)
Other transactions with non-controlling interests	—	—	(632)
Net issuance (repayment) of non-current debt	144	2,062	129
Increase (decrease) in current borrowings	(862)	(98)	(1,617)
Increase (decrease) in current financial assets and liabilities	23	(31)	531
Cash flow used in financing activities	(2,031)	582	(2,949)
Net increase (decrease) in cash and cash equivalents	(1,223)	1,964	(6,027)
Effect of exchange rates	(141)	(129)	110
Cash and cash equivalents at the beginning of the period	16,833	14,998	19,942
Cash and cash equivalents at the end of the period	15,469	16,833	14,025

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M€)	Year 2012	Year 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,841	12,581
Depreciation, depletion and amortization	10,481	8,628
Non-current liabilities, valuation allowances and deferred taxes	1,385	1,665
Impact of coverage of pension benefit plans	(362)	—
(Gains) losses on sales of assets	(1,321)	(1,590)
Undistributed affiliates’ equity earnings	211	(107)
(Increase) decrease in working capital	1,084	(1,739)
Other changes, net	143	98
Cash flow from operating activities	22,462	19,536

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(19,905)	(17,950)
Acquisitions of subsidiaries, net of cash acquired	(191)	(854)
Investments in equity affiliates and other securities	(898)	(4,525)
Increase in non-current loans	(1,949)	(1,212)
Total expenditures	(22,943)	(24,541)
Proceeds from disposal of intangible assets and property, plant and equipment	1,418	1,439
Proceeds from disposal of subsidiaries, net of cash sold	352	575
Proceeds from disposal of non-current investments	2,816	5,691
Repayment of non-current loans	1,285	873
Total divestments	5,871	8,578
Cash flow used in investing activities	(17,072)	(15,963)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	32	481
- Treasury shares	(68)	—
Dividends paid:
- Parent company shareholders	(5,184)	(5,140)
- Non controlling interests	(104)	(172)
Other transactions with non-controlling interests	1	(573)
Net issuance (repayment) of non-current debt	5,279	4,069
Increase (decrease) in current borrowings	(2,754)	(3,870)
Increase (decrease) in current financial assets and liabilities	(947)	896
Cash flow used in financing activities	(3,745)	(4,309)
Net increase (decrease) in cash and cash equivalents	1,645	(736)
Effect of exchange rates	(201)	272
Cash and cash equivalents at the beginning of the period	14,025	14,489
Cash and cash equivalents at the end of the period	15,469	14,025

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

			Paid-in
			surplus and	Currency			Shareholders’	Non-	Total
	Common shares issued		retained	translation	Treasury shares		equity Group	controlling	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity

As of January 1, 2011	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income 2011	—	—	12,276	—	—	—	12,276	305	12,581
Other comprehensive Income	—	—	231	1,404	—	—	1,635	44	1,679
Comprehensive Income	—	—	12,507	1,404	—	—	13,911	349	14,260
Dividend	—	—	(6,457)	—	—	—	(6,457)	(172)	(6,629)
Issuance of common shares	14,126,382	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(113)	—	2,933,506	113	—	—	—
Share-based payments	—	—	161	—	—	—	161	—	161
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389
Net income 2012	—	—	10,694	—	—	—	10,694	147	10,841
Other comprehensive Income	—	—	(219)	(506)	—	—	(725)	(39)	(764)
Comprehensive Income	—	—	10,475	(506)	—	—	9,969	108	10,077
Dividend	—	—	(5,237)	—	—	—	(5,237)	(104)	(5,341)
Issuance of common shares	2,165,833	6	26	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares (1)	—	—	(116)	—	2,962,534	116	—	—	—
Share-based payments	—	—	146	—	—	—	146	—	146
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	11	6	—	—	17	(16)	1
Other items	—	—	16	—	—	—	16	(59)	(43)
As of December 31, 2012	2,365,933,146	5,915	71,827	(1,488)	(108,391,639)	(3,342)	72,912	1,281	74,193

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2012 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,988	22,169	21,669	42	—	49,868
Intersegment sales	8,081	11,013	148	59	(19,301)	—
Excise taxes	—	(959)	(3,440)	—	—	(4,399)
Revenues from sales	14,069	32,223	18,377	101	(19,301)	45,469
Operating expenses	(7,906)	(31,824)	(17,937)	(213)	19,301	(38,579)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,752)	(491)	(160)	(10)	—	(2,413)
Operating income	4,411	(92)	280	(122)	—	4,477
Equity in net income (loss) of affiliates and other items	692	57	(122)	13	—	640
Tax on net operating income	(2,512)	23	(84)	5	—	(2,568)
Net operating income	2,591	(12)	74	(104)	—	2,549
Net cost of net debt						(131)
Non-controlling interests						(37)
Net income						2,381

4th quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13	—	—	—	—	13
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	13	—	—	—	—	13
Operating expenses	(571)	(337)	(102)	—	—	(1,010)
Depreciation, depletion and amortization of tangible assets and mineral interests	(66)	(204)	(8)	—	—	(278)
Operating income (b)	(624)	(541)	(110)	—	—	(1,275)
Equity in net income (loss) of affiliates and other items	240	(29)	(123)	(13)	—	75
Tax on net operating income	296	152	34	(2)	—	480
Net operating income (b)	(88)	(418)	(199)	(15)	—	(720)
Net cost of net debt						—
Non-controlling interests						20
Net income						(700)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(351)	(111)	—
On net operating income	—	(236)	(74)	—

4th quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,975	22,169	21,669	42	—	49,855
Intersegment sales	8,081	11,013	148	59	(19,301)	—
Excise taxes	—	(959)	(3,440)	—	—	(4,399)
Revenues from sales	14,056	32,223	18,377	101	(19,301)	45,456
Operating expenses	(7,335)	(31,487)	(17,835)	(213)	19,301	(37,569)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	(287)	(152)	(10)	—	(2,135)
Adjusted operating income	5,035	449	390	(122)	—	5,752
Equity in net income (loss) of affiliates and other items	452	86	1	26	—	565
Tax on net operating income	(2,808)	(129)	(118)	7	—	(3,048)
Adjusted net operating income	2,679	406	273	(89)	—	3,269
Net cost of net debt						(131)
Non-controlling interests						(57)
Ajusted net income						3,081
Adjusted fully-diluted earnings per share (€)						1.36

(a) Except for per share amounts.

4th quarter 2012 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,518	573	508	24	—	6,623
Total divestments	1,415	101	46	4	—	1,566
Cash flow from operating activities	4,429	502	1,024	(90)	—	5,865

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2012 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,001	23,260	21,574	55	—	49,890
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,456	33,472	18,273	102	(18,824)	45,479
Operating expenses	(5,279)	(31,914)	(17,836)	(249)	18,824	(36,454)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,779)	(321)	(136)	(10)	—	(3,246)
Operating income	4,398	1,237	301	(157)	—	5,779
Equity in net income (loss) of affiliates and other items	642	41	7	302	—	992
Tax on net operating income	(2,961)	(348)	(81)	(119)	—	(3,509)
Net operating income	2,079	930	227	26	—	3,262
Net cost of net debt						(125)
Non-controlling interests						(71)
Net income						3,066

3rd quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(8)	—	—	—	—	(8)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(8)	—	—	—	—	(8)
Operating expenses	3	593	(42)	—	—	554
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,134)	(2)	(14)	—	—	(1,150)
Operating income (b)	(1,139)	591	(56)	—	—	(604)
Equity in net income (loss) of affiliates and other items	—	5	33	293	—	331
Tax on net operating income	327	(230)	7	(90)	—	14
Net operating income (b)	(812)	366	(16)	203	—	(259)
Net cost of net debt						—
Non-controlling interests						(23)
Net income						(282)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	627	139	—
On net operating income	—	444	94	—

3rd quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,009	23,260	21,574	55	—	49,898
Intersegment sales	7,455	11,168	154	47	(18,824)	—
Excise taxes	—	(956)	(3,455)	—	—	(4,411)
Revenues from sales	12,464	33,472	18,273	102	(18,824)	45,487
Operating expenses	(5,282)	(32,507)	(17,794)	(249)	18,824	(37,008)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,645)	(319)	(122)	(10)	—	(2,096)
Adjusted operating income	5,537	646	357	(157)	—	6,383
Equity in net income (loss) of affiliates and other items	642	36	(26)	9	—	661
Tax on net operating income	(3,288)	(118)	(88)	(29)	—	(3,523)
Adjusted net operating income	2,891	564	243	(177)	—	3,521
Net cost of net debt						(125)
Non-controlling interests						(48)
Ajusted net income						3,348
Adjusted fully-diluted earnings per share (€)						1.48

(a) Except for per share amounts.

3rd quarter 2012 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,567	441	383	25	—	5,416
Total divestments	401	55	41	1,138	—	1,635
Cash flow from operating activities	3,457	1,036	692	(22)	—	5,163

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2011 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,132	19,405	21,958	(3)	—	47,492
Intersegment sales	7,450	12,079	190	56	(19,775)	—
Excise taxes	—	(879)	(3,655)	—	—	(4,534)
Revenues from sales	13,582	30,605	18,493	53	(19,775)	42,958
Operating expenses	(6,011)	(30,368)	(18,027)	(217)	19,775	(34,848)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,437)	(830)	(140)	(9)	—	(2,416)
Operating income	6,134	(593)	326	(173)	—	5,694
Equity in net income (loss) of affiliates and other items	324	39	(495)	42	—	(90)
Tax on net operating income	(3,333)	308	(97)	(26)	—	(3,148)
Net operating income	3,125	(246)	(266)	(157)	—	2,456
Net cost of net debt						(72)
Non-controlling interests						(94)
Net income						2,290

4th quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	30	—	—	—	—	30
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	30	—	—	—	—	30
Operating expenses	—	67	42	—	—	109
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(534)	(1)	—	—	(535)
Operating income (b)	30	(467)	41	—	—	(396)
Equity in net income (loss) of affiliates and other items	(40)	(68)	(469)	21	—	(556)
Tax on net operating income	283	254	—	(7)	—	530
Net operating income (b)	273	(281)	(428)	14	—	(422)
Net cost of net debt						—
Non-controlling interests						(13)
Net income						(435)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	24	34	—
On net operating income	—	40	22	—

4th quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,102	19,405	21,958	(3)	—	47,462
Intersegment sales	7,450	12,079	190	56	(19,775)	—
Excise taxes	—	(879)	(3,655)	—	—	(4,534)
Revenues from sales	13,552	30,605	18,493	53	(19,775)	42,928
Operating expenses	(6,011)	(30,435)	(18,069)	(217)	19,775	(34,957)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,437)	(296)	(139)	(9)	—	(1,881)
Adjusted operating income	6,104	(126)	285	(173)	—	6,090
Equity in net income (loss) of affiliates and other items	364	107	(26)	21	—	466
Tax on net operating income	(3,616)	54	(97)	(19)	—	(3,678)
Adjusted net operating income	2,852	35	162	(171)	—	2,878
Net cost of net debt						(72)
Non-controlling interests						(81)
Ajusted net income						2,725
Adjusted fully-diluted earnings per share (€)						1.20

(a) Except for per share amounts.

4th quarter 2011 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,134	624	545	64	—	7,367
Total divestments	399	58	527	511	—	1,495
Cash flow from operating activities	3,547	(649)	134	(238)	—	2,794

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2012 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,143	91,117	86,614	187	—	200,061
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,664	131,994	73,200	386	(76,945)	182,299
Operating expenses	(25,914)	(129,441)	(71,525)	(977)	76,945	(150,912)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,437)	(1,445)	(607)	(36)	—	(9,525)
Operating income	20,313	1,108	1,068	(627)	—	21,862
Equity in net income (loss) of affiliates and other items	2,325	213	(198)	276	—	2,616
Tax on net operating income	(12,370)	(283)	(383)	(124)	—	(13,160)
Net operating income	10,268	1,038	487	(475)	—	11,318
Net cost of net debt						(477)
Non-controlling interests						(147)
Net income						10,694

Year 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(586)	(199)	(229)	(88)	—	(1,102)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,200)	(206)	(68)	—	—	(1,474)
Operating income (b)	(1,795)	(405)	(297)	(88)	—	(2,585)
Equity in net income (loss) of affiliates and other items	240	(41)	(119)	146	—	226
Tax on net operating income	637	70	66	(108)	—	665
Net operating income (b)	(918)	(376)	(350)	(50)	—	(1,694)
Net cost of net debt						—
Non-controlling interests						27
Net income						(1,667)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(179)	(55)	—
On net operating income	—	(116)	(39)	—

Year 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,152	91,117	86,614	187	—	200,070
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,673	131,994	73,200	386	(76,945)	182,308
Operating expenses	(25,328)	(129,242)	(71,296)	(889)	76,945	(149,810)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,237)	(1,239)	(539)	(36)	—	(8,051)
Adjusted operating income	22,108	1,513	1,365	(539)	—	24,447
Equity in net income (loss) of affiliates and other items	2,085	254	(79)	130	—	2,390
Tax on net operating income	(13,007)	(353)	(449)	(16)	—	(13,825)
Adjusted net operating income	11,186	1,414	837	(425)	—	13,012
Net cost of net debt						(477)
Non-controlling interests						(174)
Ajusted net income						12,361
Adjusted fully-diluted earnings per share (€)						5.45

(a) Except for per share amounts.

Year 2012 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	19,618	1,944	1,301	80	—	22,943
Total divestments	2,798	304	152	2,617	—	5,871
Cash flow from operating activities	18,950	2,127	1,132	253	—	22,462

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

Year 2011 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,211	77,146	85,325	11	—	184,693
Intersegment sales	27,301	44,277	805	185	(72,568)	—
Excise taxes	—	(2,362)	(15,781)	—	—	(18,143)
Revenues from sales	49,512	119,061	70,349	196	(72,568)	166,550
Operating expenses	(21,894)	(116,365)	(68,396)	(667)	72,568	(134,754)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,039)	(1,936)	(496)	(35)	—	(7,506)
Operating income	22,579	760	1,457	(506)	—	24,290
Equity in net income (loss) of affiliates and other items	2,198	647	(377)	336	—	2,804
Tax on net operating income	(13,566)	(136)	(438)	(38)	—	(14,178)
Net operating income	11,211	1,271	642	(208)	—	12,916
Net cost of net debt						(335)
Non-controlling interests						(305)
Net income						12,276

Year 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	45	—	—	—	—	45
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	45	—	—	—	—	45
Operating expenses	—	852	271	—	—	1,123
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(705)	(1)	—	—	(781)
Operating income (b)	(30)	147	270	—	—	387
Equity in net income (loss) of affiliates and other items	682	337	(363)	90	—	746
Tax on net operating income	(43)	(61)	(78)	(80)	—	(262)
Net operating income (b)	609	423	(171)	10	—	871
Net cost of net debt						—
Non-controlling interests						(19)
Net income						852

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	928	287	—
On net operating income	—	669	200	—

Year 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,166	77,146	85,325	11	—	184,648
Intersegment sales	27,301	44,277	805	185	(72,568)	—
Excise taxes	—	(2,362)	(15,781)	—	—	(18,143)
Revenues from sales	49,467	119,061	70,349	196	(72,568)	166,505
Operating expenses	(21,894)	(117,217)	(68,667)	(667)	72,568	(135,877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,964)	(1,231)	(495)	(35)	—	(6,725)
Adjusted operating income	22,609	613	1,187	(506)	—	23,903
Equity in net income (loss) of affiliates and other items	1,516	310	(14)	246	—	2,058
Tax on net operating income	(13,523)	(75)	(360)	42	—	(13,916)
Adjusted net operating income	10,602	848	813	(218)	—	12,045
Net cost of net debt						(335)
Non-controlling interests						(286)
Ajusted net income						11,424
Adjusted fully-diluted earnings per share (€)						5.06

(a) Except for per share amounts.

Year 2011 (M€)	Upstream	Refining Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	20,662	1,910	1,834	135	—	24,541
Total divestments	2,591	2,509	1,955	1,523	—	8,578
Cash flow from operating activities	17,044	2,146	541	(195)	—	19,536

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	49,855	13	49,868
Excise taxes	(4,399)	—	(4,399)
Revenues from sales	45,456	13	45,469

Purchases net of inventory variation	(31,392)	(462)	(31,854)
Other operating expenses	(5,673)	(548)	(6,221)
Exploration costs	(504)	—	(504)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,135)	(278)	(2,413)
Other income	234	240	474
Other expense	(134)	(105)	(239)

Financial interest on debt	(160)	—	(160)
Financial income from marketable securities & cash equivalents	33	—	33
Cost of net debt	(127)	—	(127)

Other financial income	123	—	123
Other financial expense	(110)	—	(110)

Equity in net income (loss) of affiliates	452	(60)	392

Income taxes	(3,052)	480	(2,572)
Consolidated net income	3,138	(720)	2,418
Group share	3,081	(700)	2,381
Non-controlling interests	57	(20)	37

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	47,462	30	47,492
Excise taxes	(4,534)	—	(4,534)
Revenues from sales	42,928	30	42,958

Purchases net of inventory variation	(29,291)	58	(29,233)
Other operating expenses	(5,327)	51	(5,276)
Exploration costs	(339)	—	(339)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,881)	(535)	(2,416)
Other income	252	29	281
Other expense	(312)	(526)	(838)

Financial interest on debt	(156)	—	(156)
Financial income from marketable securities & cash equivalents	57	—	57
Cost of net debt	(99)	—	(99)

Other financial income	91	—	91
Other financial expense	(102)	—	(102)

Equity in net income (loss) of affiliates	537	(59)	478

Income taxes	(3,651)	530	(3,121)
Consolidated net income	2,806	(422)	2,384
Group share	2,725	(435)	2,290
Non-controlling interests	81	13	94

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	200,070	(9)	200,061
Excise taxes	(17,762)	—	(17,762)
Revenues from sales	182,308	(9)	182,299

Purchases net of inventory variation	(126,564)	(234)	(126,798)
Other operating expenses	(21,800)	(868)	(22,668)
Exploration costs	(1,446)	—	(1,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,051)	(1,474)	(9,525)
Other income	681	781	1,462
Other expense	(448)	(467)	(915)

Financial interest on debt	(671)	—	(671)
Financial income from marketable securities & cash equivalents	100	—	100
Cost of net debt	(571)	—	(571)

Other financial income	558	—	558
Other financial expense	(499)	—	(499)

Equity in net income (loss) of affiliates	2,098	(88)	2,010

Income taxes	(13,731)	665	(13,066)
Consolidated net income	12,535	(1,694)	10,841
Group share	12,361	(1,667)	10,694
Non-controlling interests	174	(27)	147

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Year 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	184,648	45	184,693
Excise taxes	(18,143)	—	(18,143)
Revenues from sales	166,505	45	166,550

Purchases net of inventory variation	(115,107)	1,215	(113,892)
Other operating expenses	(19,751)	(92)	(19,843)
Exploration costs	(1,019)	—	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,725)	(781)	(7,506)
Other income	430	1,516	1,946
Other expense	(536)	(711)	(1,247)

Financial interest on debt	(713)	—	(713)
Financial income from marketable securities & cash equivalents	273	—	273
Cost of net debt	(440)	—	(440)

Other financial income	609	—	609
Other financial expense	(429)	—	(429)

Equity in net income (loss) of affiliates	1,984	(59)	1,925

Income taxes	(13,811)	(262)	(14,073)
Consolidated net income	11,710	871	12,581
Group share	11,424	852	12,276
Non-controlling interests	286	19	305

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.